SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2007 MAY 29 A 5:11

21 May 2007 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023838

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of our Company's announcements which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. King Ho

E\tn\sa\SHMB\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has released to Bursa Malaysia an announcement (the "Announcement") in relation to the results of the Annual General Meeting of SHMB held on 21 May 2007. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

36TH ANNUAL GENERAL MEETING HELD ON 21 MAY 2007

We wish to inform that at the 36th Annual General Meeting of the Company held on 21 May 2007, all resolutions as set out in the Notice of Annual General Meeting dated 27 April 2007 were unanimously passed by the shareholders.

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 21 May 2007 released to Bursa Malaysia an announcement (the "Announcement") in relation to the re-election of chairman of the board of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

RE-ELECTION OF CHAIRMAN OF THE BOARD OF SHANGRI-LA HOTELS (MALAYSIA) BERHAD

We wish to inform that Tan Sri A. Razak bin Ramli has been re-elected as Chairman of the Board with effect from 21 May 2007 upon the conclusion of the 36th Annual General Meeting of the Company to hold office until the conclusion of the next Annual General Meeting of the Company in 2008 pursuant to Article 103 of the Articles of Association of the Company.

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

22 May 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 May 2007 as published in the South China Morning Post in Hong Kong on 22 May 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

E:\in\sa\SHMB-1Q-2007\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 21 MAY 2007 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the first quarter ended 31 March 2007 in Malaysia on 21 May 2007. The unaudited financial statements of SHMB have been prepared in accordance with applicable approved accounting standards for entities other than private entities issued by the Malaysian Accounting Standards Board. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the first quarter ended 31 March 2007 in Malaysia on 21 May 2007. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FIRST QUARTER ENDED 31 MARCH 2007

	Three months ended 31 March 2007 *RM'000*	2006 *RM'000*
Revenue	97,468	79,311
Operating profit before exceptional item	25,862	17,820
Exceptional item	–	–
Operating profit after exceptional item	25,862	17,820
Interest expense	(2,359)	(1,500)
Interest income	39	27
Share of results of an associated company	(334)	(653)
Profit before tax	23,208	15,694
Tax expense	(5,966)	(4,274)
Profit for the period	17,242	11,420
Attributable to:		
Shareholders of Shangri-La Hotels (Malaysia) Berhad	15,710	9,948
Minority interests	1,532	1,472
	17,242	11,420
Basic Earnings per Ordinary Share (sen)	3.57	2.26
Diluted Earnings per Ordinary Share (sen)	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHMB IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

END

Hong Kong, 21 May 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *for identification purpose only*